February 4, 2008

Ms. Kathleen Collins

      Accounting Branch Chief

            Division of Corporation Finance

                  Securities and Exchange Commission

                        100 F Street N.E.

                              Washington D.C., 20549-0305

                                    U.S.A.

Dear Ms. Collins:

We are writing regarding your recent letter dated January 3, 2008 with respect to our response, dated December 17, 2007, to your prior letter commenting on our Form 20-F filed on August 2, 2007. As we wrote in our letter dated January 11, 2008, we have been diligently compiling a response to your letter which we expected we would be able to submit to the staff of the Securities and Exchange Commission (the “SEC”) by February 4, 2008. As of today, we still have several issues that we need to discuss and resolve internally before we can finalize and submit our response letter to the SEC staff. We expect to resolve these issues and be able to submit the response letter by February 8, 2008. We would be grateful for your kind understanding of this delay by several days. Please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and
Chief Financial Officer
Konami Corporation

cc:	Kari Jin

Patrick Gilmore

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)